Nord Resources corporation
1 West Wetmore Road
Suite 203
Tucson, Arizona 85705
Tel: (520) 202-0266

January 3, 2012

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:     Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
                      Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Nord Resources Corporation (the "Company")
Amendment No. 1 to Form 10-Q for Quarter Ended September 30, 2011
SEC File No. 001-08733

We write in response to Staff's comment letter dated December 29, 2011. Further to the Company's quarterly report for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission (the "Commission") on Form 10-Q, and all amendments filed with respect thereto, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NORD RESOURCES CORPORATION

Per:
/s/ Wayne M. Morrison

Wayne M. Morrison
President and Chief Executive Officer